NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of
National Instrument 51-102 – Continuous Disclosure Obligations

Item 1: Names of the Parties to the Transaction

The following corporate entities were parties to the transaction:

(a)	Liquid Media Group Ltd. (formerly Leading Brands, Inc.), incorporated under the Business Corporations Act (British Columbia) (the “Issuer”); and

(b)	Liquid Media Group (Canada) Ltd. (formerly Liquid Media Group Ltd.), incorporated under the Business Corporations Act (British Columbia) (“Liquid”).

The Transaction was a reverse takeover and Liquid is the reverse takeover acquirer.

Item 2: Description of the Transaction

On September 17, 2017, the Issuer entered into an arrangement agreement (amended on January 14, 2018) with Liquid, whereby the Issuer would acquire all the issued and outstanding shares of Liquid by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) in exchange for the issuance of 0.5741 of one common share of the Issuer for every one Liquid common share acquired by the Issuer.

The Arrangement was approved by Liquid shareholders at a special meeting held on July 11, 2018. The Issuer’s shareholders approved the issuance of the common shares of the Issuer to Liquid shareholders in connection with the Arrangement at a special meeting held on July 23, 2018. On July 27, 2018, Liquid obtained a final order approving the Arrangement from the Supreme Court of British Columbia.

On August 8, 2018, the Arrangement completed and Liquid became a wholly-owned subsidiary of the Issuer. As part of the Arrangement, on August 10, 2018, the Issuer changed its name to “Liquid Media Group Ltd.”; and Liquid changed its name to “Liquid Media Group (Canada) Ltd.”

Following completion of the Arrangement, the Issuer has 9,244,898 common shares issued and outstanding, including 6,442,486 issued to former Liquid shareholders, representing 69.7% of the Issuer’s issued and outstanding shares.

Effective August 13, 2018, the Issuer changed its trading symbol on the Nasdaq from ‘LBIX’ to ‘YVR’.

Item 3.	Effective Date of the Transaction

August 8, 2018.

Item 4.	Names of Each Party that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

The Issuer continues to be a reporting issuer in the province of British Columbia. Liquid has submitted an application to cease to be a reporting issuer in all jurisdictions of Canada in which it is a reporting issuer, and will continue as a wholly-owned subsidiary of the Issuer.

Item 5.	Date of the Reporting Issuer's First Financial Year-End After the Transaction

The Issuer’s first financial year end after the Transaction will be November 30, 2018.

Item 6.	Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year After the Transaction

Period and Ending Date	Comparative Period and Ending Date
Interim financial statements for the 9 month period ended August 31, 2018	9 months ended August 31, 2017
Audited annual statement for the year ended November 30, 2018	12 months ended November 30, 2017

Item 7.	Documents Which Were Filed Under National Instrument 51-102 that Describe the Transaction and Where those Documents Can Be Found in Electronic Format

  News releases of the Issuer filed on SEDAR (www.sedar.com) on September 18, 2017, January 15, 2018, July 24, 2018, and August 2, 9, and 13, 2018.

  Joint Information Circular of the Issuer and Liquid dated June 8, 2018 filed on SEDAR (www.sedar.com) on June 12, 2018.

  Material Change Reports of the Issuer filed on SEDAR (www.sedar.com) on August 10, 2018 and August 17, 2018.

  Certificate of Name Change of the Issuer filed on SEDAR (www.sedar.com) on August 20, 2018.

DATED: August 29, 2018